Exhibit 99.1

January 31, 2015

Hydrocarb Energy Corporation
800 Gessner Rd., Suite 375
Houston, TX 77024

Attention:      Kent Watts
Chief Executive Officer

Re: Oil, Condensate, and Natural Gas Reserves
SEC Non-Escalated Analysis
Hydrocarb Energy Corporation
As of January 31, 2015

Gentlemen:

At the request of Hydrocarb Energy Corporation (“Hydrocarb”), the firm of Ralph E. Davis Associates Inc. (“Davis”) has prepared an evaluation of the oil, natural gas, and natural gas liquid reserves on leaseholds in which Hydrocarb has certain interests.  The purpose of this report is to present a summary of the proved developed producing, proved developed behind pipe, proved shut-in, and proved undeveloped reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.

Davis has evaluated 100% of Hydrocarb’s proved developed producing, proved developed behind pipe, proved shut-in, and proved undeveloped properties, all of which are located in either Chambers or Galveston Counties of Texas in the United States. We have prepared these estimates of the reserves, future production and income attributable to the subject interests with an effective date of January 31, 2015, having completed the evaluation of said estimate of reserves based upon the information presented within this report, on January 27, 2015.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of January 31, 2015, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

Hydrocarb Energy Corporation	January 31, 2015
SEC Non-Escalated Analysis	Page 2 of 11
Oil, Condensate, and Natural Gas Reserves

The results of our study related to our estimate of the Total Proved Reserves attributable to Hydrocarb and remaining to be produced as of January 31, 2015 are as follows:

Estimated Proved Reserves
Net to Hydrocarb Energy Corporation
SEC Non-Escalated Analysis
As of January 31, 2015

	Proved
	Producing	Shut In	Non-Producing	Behind Pipe	Undeveloped	Field Expense	Total
Net Reserves
Oil/Condensate-MBbls	431.0	31.4	46.9	115.5	607.3	-	1,232.0
Gas-MMCF	2,061.8	519.8	775.7	2,089.0	6,216.1	-	11,662.3

Income Data (M$)
Future Gross Revenue	$48,446.4	$5,194.1	$7,559.1	$19,591.4	$81,714.8	$-	$162,505.8
Ad Valorem Tax	$1,211.2	$129.8	$189.0	$489.8	$2,042.9	$-	$4,062.6
Severance Tax	$2,493.8	$306.4	$443.0	$1,164.0	$4,522.8	$-	$8,930.0
Operating Costs	$590.9	$120.4	$388.1	$636.7	$3,074.6	$-	$4,810.8
Capital Costs	$250.0	$1,425.0	$-	$984.4	$14,650.0	$4,731.1	$22,040.5
Future Net Income (FNI)	$43,900.6	$3,212.4	$6,539.0	$16,316.5	$57,424.4	$(40,987.5)	$86,405.4
FNI @ 10%	$32,178.7	$2,144.3	$5,156.3	$8,302.5	$30,347.9	$(22,184.6)	$55,945.1

*(Expenses are applied on a field wide basis.  Therefore, the net undiscounted and discounted income (10%) has been adjusted.  The values have been adjusted by application of each category’s share of the expense as a percent of its share of the unadjusted income.)  Note:  There may be differences in the addition as a result of computer program rounding of numbers.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil.  Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

A summary presentation by reserve category at the scheduled price scenario is included behind the economic summary analysis tab.

Discussion

The scope of this study was to review basic information compiled by and prepare estimates of the proved reserves attributable to the interests of Hydrocarb.  Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Hydrocarb.

The quantities presented herein are estimated reserves of oil and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.  Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to recovery of estimated reserve volumes.

The evaluated properties are operated by a Hydrocarb subsidiary operating company.  All proved developed producing properties were reviewed for this evaluation and all requested data was made available by Hydrocarb.  Data provided includes seismic, well logs, sub-surface maps, analogous well data, timing of future development, drilling and investments.

Texas Registered Engineering Firm F-1529

Hydrocarb Energy Corporation	January 31, 2015
SEC Non-Escalated Analysis	Page 3 of 11
Oil, Condensate, and Natural Gas Reserves

Certain properties have been drilled, completed, and previously produced.  Many of these contain additional reserves in intervals not yet completed within an existing wellbore and have been classified as proved behind pipe.  All of these properties are considered to have recoverable reserves and are scheduled to be placed on production at a future time.

Certain properties which have been drilled are currently shut-in.  They are considered to have recoverable reserves and are scheduled to be placed on production at a future time.  These properties will require remedial action before they can be restored to production.

Reserves classified as undeveloped are scheduled for future drilling beginning in 2015.  The undrilled locations have been reviewed on an individual well location basis.  The estimates of these recoverable reserves are based on volumetric estimates.

 This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

Data Source

Basic well and field data used in the preparation of this report were furnished by Hydrocarb or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others, and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided.  Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Hydrocarb. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by Hydrocarb and were utilized to estimate the direct cost of operation for each property or producing unit.  Certain historical costs of operation are charged against a producing unit or group of wells in addition to any individual well costs that may be scheduled for an area.  Development costs for new wells to be drilled, wells to be worked over to return intervals to production, anticipated costs to provide for significant field operation, and facility changes were provided by Hydrocarb and are reported to be based upon recent field activity.

Ownership

Ownership interests in the subject properties have been furnished by Hydrocarb and accepted by Davis as accurate without independent verification.

Texas Registered Engineering Firm F-1529

Hydrocarb Energy Corporation	January 31, 2015
SEC Non-Escalated Analysis	Page 4 of 11
Oil, Condensate, and Natural Gas Reserves

Reserve Estimates

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations.  In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation.  Individual well production histories were analyzed and forecast until a calculated economic limit.

Reserves for the behind pipe categories were estimated using volumetric methods which consolidated well log, sidewall core, and subsurface mapping. Reserves for Fishers Reef, N. Point Bolivar, Red Fish Reed, and Trinity Bay Fields were prepared on a field wide basis.  They are estimated to the limit of profitable operations for each field.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data.  Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.  The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should be noted that all reserve estimates involve an assessment of uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate along with the interpretation of these data. The reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report, by any such current regulations.

Producing Rates

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

Texas Registered Engineering Firm F-1529

Hydrocarb Energy Corporation	January 31, 2015
SEC Non-Escalated Analysis	Page 5 of 11
Oil, Condensate, and Natural Gas Reserves

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.  Scheduled dates of future well completions may vary from that provided by Hydrocarb due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

Pricing Provisions

Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were provided by Hydrocarb and were accepted as presented.

The unit prices used throughout this report for crude oil, condensate, and natural gas are based upon the appropriate prices in effect the first trading of each month from February 2014 through January 2015 and averaged for the year.

Crude Oil, Condensate and/or Natural Gas Liquids – The unit price used throughout this report for crude oil and condensate is based upon the average of prices for the twelve month period as indicated above.

An average crude oil price of $91.18 per barrel represents the effective average crude oil price utilized in the evaluation. This scheduled price for 2015 was held flat throughout the remaining producing life of the properties.  Prices for the liquid reserves scheduled for initial production at some future date were estimated using this same price.  Oil prices were adjusted for price differentials.  The average price realized for liquid reserves, crude oil and condensate, over the producing life of the properties, was $91.18 per barrel, and represents the combined effect due to the adjustments for location and quality differentials such as transportation, quality and gravity.

Natural Gas – The unit price used throughout this report for natural gas is based upon the average of prices for the twelve month period as indicated above.   An average gas price of $4.34 per MMBTU represents the effective average natural gas price utilized in the evaluation.   The scheduled price for 2015 was held flat throughout the remaining producing life of the properties.  Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price.  Gas prices were adjusted for BTU content and price differentials.  The average price realized for natural gas reserves over the producing life of the properties, was $4.30 per MLMBTU, and represents the combined effect due to the adjustments for location and quality differentials such as transportation and the BTU (heating value) of the gas

Future Net Income

Future net income is based upon gross income from future production, less direct operating expenses and applicable provincial taxes.  Estimated future capital for development was also deducted from gross income at the time it will be expended.  No allowance was made for depletion, depreciation, income taxes, or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties.  Lease operating expenses and/or capital costs for drilling and/or major workover expense were held flat throughout the producing life of the properties.  Abandonment costs were deducted at the end of the economic life of the fields.

Texas Registered Engineering Firm F-1529

Hydrocarb Energy Corporation	January 31, 2015
SEC Non-Escalated Analysis	Page 6 of 11
Oil, Condensate, and Natural Gas Reserves

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting.  In this report, the future net income is discounted at a primary rate of ten (10.0) percent.

General

Hydrocarb Energy Corporation has provided access to all of its accounts, records, geological and engineering data, reports, and other information as required for this audit. The ownership interests, product classifications relating to prices, and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Hydrocarb or the properties reported herein.  The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SEC standards.

This report has been prepared for public disclosure by Hydrocarb in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

\S\ Allen C. Barron

Allen C. Barron, P. E.
President

Texas Registered Engineering Firm F-1529

Securities and Exchange Commission
Definitions of Reserves

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application
§ 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

Securities and Exchange Commission	Page 2
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Texas Registered Engineering Firm F-1529

Securities and Exchange Commission	Page 3
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Texas Registered Engineering Firm F-1529

Certificate of Qualification

I, Allen C. Barron, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.	I am an employee of Ralph E. Davis Associates, Inc., that has prepared an evaluation and certification of the oil, natural gas and natural gas liquid reserves on specific leaseholds in which Hydrocarb Energy Corporation has certain interests. The effective date of this evaluation is January 31, 2015.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 48284.

3.	I attended the University of Houston in Houston, Texas and graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option in 1968. I have in excess of forty-six years of experience in the petroleum industry of which over thirty-six years of experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.	I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures, and corporate strategic planning. I personally supervised and participated in the evaluation of the Hydrocarb Energy Corporation properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Hydrocarb Energy Corporation or any affiliated organizations.

6.	A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records, and the files of the operator of the properties.

Signed:  January 31, 2015

\S\ Allen C. Barron

Allen C. Barron, P.E.
President
Ralph E. Davis Associates, Inc.

Date : 02/03/2015 8:48:33AM	Total
ECONOMIC SUMMARY PROJECTION

Project Name : HYDROCARB ENERGY 01/31/2015	As Of Date :	01/31/2015
Partner : All Cases	Discount Rate (%) :	10.00
Case Type : GRAND TOTAL CASE	All Cases

SEC REPORT

Cum Oil (Mbbl) :	4,109.48
Cum Gas (MMcf) :	42,197.54
Year	Gross Oil	Gross Gas	Net Oil	Net Gas	Oil Price	Gas Price	Oil Revenue	Gas Revenue	Misc. Revenue
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	($/bbl)	($/Mcf)	(M$)	(M$)	(M$)
2015	124.51	1,288.67	93.51	822.32	91.18	4.34	8,526.71	3,569.45	0.00
2016	148.53	3,313.17	113.37	1,962.77	91.18	4.35	10,336.88	8,539.51	0.00
2017	246.16	1,960.80	194.24	1,306.12	91.18	4.30	17,711.59	5,615.89	0.00
2018	229.34	2,289.17	181.75	1,560.05	91.18	4.29	16,572.00	6,688.47	0.00
2019	183.27	1,682.52	145.17	1,132.70	91.18	4.31	13,236.56	4,878.84	0.00
2020	146.82	1,190.42	116.33	795.71	91.18	4.31	10,606.82	3,429.35	0.00
2021	117.98	844.46	93.52	559.69	91.18	4.31	8,526.97	2,413.75	0.00
2022	94.82	608.58	75.18	397.84	91.18	4.32	6,855.26	1,716.99	0.00
2023	53.88	404.77	42.31	282.68	91.18	4.32	3,857.47	1,220.59	0.00
2024	43.18	291.25	33.91	203.18	91.18	4.32	3,091.79	878.21	0.00
2025	36.71	253.48	29.52	180.00	91.18	4.30	2,691.90	774.19	0.00
2026	28.34	491.98	22.89	353.07	91.18	4.26	2,087.00	1,504.40	0.00
2027	32.02	732.07	25.79	527.79	91.18	4.25	2,351.83	2,242.71	0.00
2028	33.52	1,034.13	26.82	746.01	91.18	4.24	2,445.85	3,166.16	0.00
2029	30.86	745.16	24.89	539.93	91.18	4.24	2,269.83	2,290.06	0.00

Rem	15.89	403.02	12.82	292.45	91.18	4.24	1,169.33	1,239.39	0.00
Total	1,565.85	17,533.66	1,232.02	11,662.31	91.18	4.30	112,337.78	50,167.97	0.00
Ult	5,675.32	59,731.19

Year	Well Count	Net Tax Production	Net Tax AdValorem	Net Investment	Net Lease Costs	Net Well Costs	Other Costs	Net Profits	Annual Cash Flow	Cum Disc. Cash Flow
		(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2015	37.00	659.84	302.37	450.00	2,877.01	0.00	319.65	0.00	7,487.28	7,140.31
2016	41.00	1,115.96	471.91	7,114.88	2,983.28	0.00	743.69	0.00	6,446.67	12,523.50
2017	39.00	1,235.93	583.19	6,050.00	2,879.95	0.00	558.28	0.00	12,020.15	21,922.64
2018	40.00	1,263.95	581.51	3,484.36	2,879.95	0.00	690.44	0.00	14,360.27	32,056.11
2019	40.00	974.79	452.88	0.00	2,879.95	0.00	476.41	0.00	13,331.36	40,667.36
2020	39.00	745.11	350.90	0.00	2,879.95	0.00	331.82	0.00	9,728.38	46,355.71
2021	38.00	573.27	273.52	0.00	2,879.95	0.00	231.11	0.00	6,982.88	50,051.57
2022	36.00	444.12	214.31	0.00	2,879.95	0.00	162.50	0.00	4,871.38	52,387.19
2023	30.00	268.99	126.95	1,442.65	1,869.08	0.00	114.47	0.00	1,255.92	52,918.68
2024	26.00	208.09	99.25	0.00	1,869.08	0.00	81.06	0.00	1,712.52	53,591.96
2025	25.00	181.89	86.65	100.00	1,869.08	0.00	63.47	0.00	1,165.00	54,002.62
2026	20.00	208.83	89.79	250.00	1,869.08	0.00	133.97	0.00	1,039.74	54,332.70
2027	19.00	276.39	114.86	500.00	1,869.08	0.00	228.37	0.00	1,605.83	54,789.84
2028	16.00	349.97	140.30	100.00	1,869.08	0.00	333.74	0.00	2,818.91	55,531.52
2029	14.00	276.17	114.00	890.34	1,270.43	0.00	218.88	0.00	1,790.08	55,962.41
Rem.		146.74	60.22	1,658.25	631.46	0.00	122.98	0.00	-210.93	-17.35
Total		8,930.04	4,062.61	22,040.48	36,256.37	0.00	4,810.83	0.00	86,405.42	55,945.06

		Present Worth Profile (M$)

		PW	5.00% :	68,749.03
Disc. Initial Invest. (M$) :	2,714.32	PW	10.00% :	55,945.06
ROInvestment (disc/undisc) :	21.61 / 24.20	PW	15.00% :	46,382.20
Years to Payout :	0.47	PW	20.00% :	39,058.72
Internal ROR (%) :	>1000	PW	25.00% :	33,331.36
		PW	30.00% :	28,773.25

Ralph E. Davis Associates, Inc.
Texas Registered Engineering Firm F-1529